SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 15, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the press release issued by i-CABLE on May 15, 2007 regarding the decision by the board of directors to seek delisting of its American Depositary Shares from NASDAQ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
	Name:	William Kwan
	Title:	Chief Financial Officer

Dated: May 15, 2007

Press Release

For Immediate Release

i-CABLE seeks to delist from NASDAQ

(Hong Kong, May 15, 2007) i-CABLE Communications Limited (i-CABLE) announced today that its board of directors has approved the delisting of its American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs), each representing the right to receive 20 ordinary shares, from NASDAQ. i-CABLE’s ordinary shares will continue to trade in the Hong Kong market.

An i-CABLE spokesman said the delisting was sought in view of limited trading volume of the ADSs and the time and cost of maintaining a listing in the United States. i-CABLE plans to maintain its ADR program in the United States but, where circumstances permit, may terminate the registration of its securities with the U.S. Securities and Exchange Commission (SEC).

i-CABLE intends to file a Form 25 with the SEC to effect the delisting. The expected date for the cancellation of the listing will be on or around 8 June 2007, which will mean that the last trading day for i-CABLE’s ADRs on NASDAQ will be on or around 7 June 2007. Following the delisting, the ADRs will continue to be traded in the over-the-counter markets, and the Bank of New York will continue to act as i-CABLE’s ADR depositary pursuant to the existing Deposit Agreement. i-CABLE has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange in the United States.

The spokesman said notice of intention to delist has been sent to the Hong Kong Stock Exchange and NASDAQ today.

Ends

For further information, please contact :

Mr Garmen Chan

Vice President, External Affairs

Tel : (852) 2112 6254        E-mail : gchan@cabletv.com.hk